June 5, 2023

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Division of Investment Management

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vertical Capital Income Fund Registration Statement on Form N-2

Ladies and Gentlemen:

On behalf of Vertical Capital Income Fund (the "Fund"), we are concurrently filing with the Securities and Exchange Commission (the "Commission") the above-referenced Registration Statement on Form N-2 (the "Registration Statement"). In connection with filing the Registration Statement, the Fund respectfully provides the staff (the "Staff") of the Division of Investment Management with the information below relating to the Transaction (as defined below). In addition, the Fund respectfully notes that upon closing of the Transaction, the Fund intends to file an amendment to the Registration Statement providing additional disclosure regarding, among other things, the Fund's new investment strategy and the new trustees and management.

As disclosed in the Registration Statement, on January 12, 2023, the Fund announced that it had entered into a definitive agreement (the "Transaction Agreement") with Carlyle Global Credit Investment Management L.L.C. ("CGCIM") pursuant to which, among other things, CGCIM would become the investment adviser to the Fund, subject to the terms and conditions set forth in the Transaction Agreement (the "Transaction"). Pursuant to the Transaction Agreement, the current investment advisory agreement between the Fund and Oakline Advisors, LLC ("Oakline") would be terminated at or prior to the closing of the Transaction (the "Closing"). As a result, the shareholders of the Fund are being asked to approve a new investment advisory agreement between the Fund and CGCIM and to approve certain other proposals upon which the Closing is conditioned. In connection with the special meetings of the shareholders, the Fund filed a definitive proxy statement (the "Proxy Statement") with the Commission on May 22, 2023 If the Transaction closes, among other things, (i) CGCIM would replace Oakline as the Fund's new investment adviser; (ii) the Fund's investment strategy would be changed to invest primarily in debt and equity tranches issued by collateralized loan obligations; and (iii) each of the Fund's current trustees and officers would be replaced. Additionally, shareholders of the Fund would receive a special one-time payment of $10,000,000 from CGCIM (or one of its affiliates), or approximately $0.96 per share, and CGCIM (or one of its affiliates) would commence a tender offer following the Closing to purchase up to $25,000,000 of outstanding Fund shares at the then-current net asset value per share. CGCIM or one of its affiliates also will invest at least $15,000,000 into the Fund following the Closing through the purchase of newly issued Fund shares at a price equal to the greater of the then-current net asset value per share and the net asset value per share that represents the tender offer purchase price, and through acquiring shares in private purchases. The shareholder meetings are scheduled for June 15, 2023.

In addition to shareholder approval of the proposals set forth in the Proxy Statement, the Closing is conditioned upon the Fund selling existing investments with a gross asset value equal to at least 95% of the total gross asset value of such investments as of August 31, 2022, subject to certain exclusions, as well as certain other customary closing conditions, which may be waived by one or both parties as provided in the Transaction Agreement. Subject to certain conditions, the Fund is also required pursuant to the Transaction Agreement to file the Registration Statement prior to Closing. Additionally, the Closing of the Transaction is conditioned on the receipt of all required regulatory approvals, along with the SEC Staff taking a no-action position under the provision of the Investment Company Act that governs affiliated joint transactions for the series of actions contemplated by the Transaction Agreement.

As mentioned above, the Fund respectfully notes that upon closing of the Transaction, the Fund intends to file an amendment to the Registration Statement providing additional disclosure regarding, among other things, the Fund's new investment strategy and the new trustees and management.

If you have any questions or comments related to this filing, please contact Parker Bridgeport at 614-469-3238 or JoAnn Strasser at 614-469-3265.

Very truly yours,

Parker Bridgeport

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP

Christopher P. Healey, Simpson Thacher & Bartlett LLP

Jonathan Pacheco, Simpson Thacher & Bartlett LLP